Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-282809
Relating to the
Preliminary Prospectus Supplements
Dated January 28, 2026
(To Prospectus Dated October 24, 2024)
PRICING TERM SHEET
January 28, 2026
Joby Aviation, Inc.
Offerings of
52,863,437 Shares of Common Stock in the Common Stock Offering,
5,286,343 Shares of Common Stock in the Delta Offering
and
$600,000,000 Aggregate Principal Amount of 0.75% Convertible Senior Notes due 2032

The information in this pricing term sheet supplements Joby Aviation, Inc.’s preliminary prospectus supplement, dated January 28, 2026 (the “Equity Preliminary Prospectus Supplement”), relating to the offerings of Common Stock (as defined below) by us in the common stock offering (the “Common Stock Offering”) and Common Stock by the underwriter in the delta offering (the “Delta Offering”) and Joby Aviation, Inc.’s preliminary prospectus supplement, dated January 28, 2026 (the “Convertible Note Preliminary Prospectus Supplement,” and, together with the Equity Preliminary Prospectus Supplement, the “Preliminary Prospectus Supplements”), relating to the offering of convertible senior notes due 2032 (the “Convertible Note Offering”), and, in each case, the accompanying prospectus, dated October 24, 2024, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended. This pricing term sheet supersedes the information in the applicable Preliminary Prospectus Supplement to the extent inconsistent with the information in that Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the applicable Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to Joby Aviation, Inc. and not to its subsidiaries. Joby Aviation, Inc. has increased the aggregate offering size of the Common Stock Offering and the Convertible Note Offering from the previously announced combined offering size of $1,000,000,000.

Common Stock Offering

Issuer	Joby Aviation, Inc.

Common Stock	The common stock, $0.0001 par value per share, of the Issuer.

Securities Offered	52,863,437 (or, if the underwriters of the Common Stock Offering fully exercise their option to purchase additional shares, 60,792,952) shares of Common Stock.

Offering Size	$600,000,009.95 (or, if the underwriters of the Common Stock Offering fully exercise their option to purchase additional shares of Common Stock, $690,000,005.20).

Ticker / Exchange for the Common Stock	JOBY / New York Stock Exchange (“NYSE”).

Last Reported Sale Price per Share of Common Stock on NYSE on January 28, 2026	$13.37.

Public Offering Price per Share of Common Stock	$11.35.

Underwriting Discount
$0.44265 per share of Common Stock, and $23,400,000.39 in the aggregate (or $26,910,000.20 in the aggregate, if the underwriters of the Common Stock Offering fully exercise their option to purchase additional shares of Common Stock).

Trade Date	January 29, 2026.

Settlement Date
February 2, 2026, which is the second business day after the Trade Date (this settlement cycle being referred to as “T+2”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally must settle in one business day, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Common Stock issued in the Common Stock Offering before the business day before the Settlement Date must, because the Common Stock issued in the Common Stock Offering initially will settle T+2, specify an alternate settlement cycle at the time of such trade to prevent a failed settlement. Those purchasers should consult their advisors.

Use of Proceeds
We estimate that the net proceeds to us from the Common Stock Offering will be approximately $576.0 million (or approximately $662.4 million if the underwriters of the Common Stock Offering fully exercise their option to purchase additional Common Stock), after deducting the underwriting discounts and commissions and our estimated offering expenses. We intend to use the combined net proceeds from the Common Stock Offering and the Convertible Note Offering (after we use a portion of the net proceeds from the Convertible Note Offering to fund the cost of entering into the capped call transactions described in the Equity Preliminary Prospectus Supplement), together with our existing cash, cash equivalents and short-term investments, to fund our certification and manufacturing efforts, prepare for commercial operations and for general working capital and other general corporate purposes.

Book-Running Managers	Morgan Stanley & Co. LLC Allen & Company LLC BofA Securities, Inc.

Co-Managers	Barclays Capital Inc. Needham & Company, LLC Canaccord Genuity LLC H.C. Wainwright & Co., LLC Raymond James & Associates, Inc.

CUSIP / ISIN Numbers for the Common Stock	G65163 100 / KYG651631007.

Delta Offering

Issuer	Joby Aviation, Inc.

Securities Offered
Morgan Stanley & Co. LLC, acting on behalf of itself and/or its affiliates is offering and selling 5,286,343 shares of Common Stock borrowed from non-affiliate third parties to facilitate hedging transactions by certain investors subscribing for our Notes (as defined below). No new shares of Common Stock will be issued in the Delta Offering.

Ticker / Exchange for the Common Stock	JOBY / NYSE.

Last Reported Sale Price per Share of Common Stock on NYSE on January 28, 2026	$13.37.

Public Offering Price per Share of Common Stock	Initially, $11.35.

Underwriting Fee Payable by the Issuer	N/A.

Trade Date	January 29, 2026.

Settlement Date
February 2, 2026, which is the second business day after the Trade Date (this settlement cycle being referred to as “T+2”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally must settle in one business day, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Common Stock sold in the Delta Offering before the business day before the Settlement Date must, because the Common Stock sold in the Delta Offering initially will settle T+2, specify an alternate settlement cycle at the time of such trade to prevent a failed settlement. Those purchasers should consult their advisors.

Book-Running Manager	Morgan Stanley & Co. LLC

CUSIP / ISIN Numbers for the Common Stock	G65163 100 / KYG651631007.

Convertible Note Offering

Issuer	Joby Aviation, Inc.

Ticker / Exchange for Common Stock	JOBY / NYSE.

Trade Date	January 29, 2026.

Settlement Date
February 2, 2026, which is the second business day after the Trade Date. Under Rule 15c6-1 under the Exchange Act trades in the secondary market generally must settle in one business day, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes before the business day before the Settlement Date must, because the Notes initially will settle T+2, specify an alternate settlement cycle at the time of such trade to prevent a failed settlement. Those purchasers should consult their advisors.

Notes	0.75% convertible senior notes due 2032 (the “Notes”).

Principal Amount	$600,000,000 (or, if the underwriters of the Convertible Note Offering fully exercise their over-allotment option to purchase additional Notes, $690,000,000) aggregate principal amount of Notes.

Public Offering Price	100% of the principal amount of the Notes, plus accrued interest, if any, from the Settlement Date.

Underwriting Discount
2.75% of the principal amount of the Notes, and $16,500,000 in the aggregate (or $18,975,000 in the aggregate, if the underwriters of the Convertible Note Offering fully exercise their over-allotment option to purchase additional Notes), in each case plus accrued interest, if any, from the Settlement Date.

Maturity	February 15, 2032, unless earlier repurchased, redeemed or converted.

Stated Interest Rate	0.75% per annum.

Interest Payment Dates	February 15 and August 15 of each year, beginning on August 15, 2026.

Record Dates	February 1 and August 1.

Last Reported Sale Price per Share of Common Stock on NYSE on January 28, 2026	$13.37.

Conversion Premium	Approximately 25% above the Public Offering Price per Share of Common Stock in the Delta Offering.

Initial Conversion Price	Approximately $14.19 per share of our Common Stock.

Initial Conversion Rate	70.4846 shares of our Common Stock per $1,000 principal amount of Notes.

Optional Redemption
The Notes will be redeemable, in whole or in part (subject to certain limitations described below), at our option at any time, and from time to time, on or after February 20, 2029 and on or before the 26th scheduled trading day immediately before the maturity date, at a cash redemption price equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, but only if the last reported sale price per share of our Common Stock exceeds 130% of the conversion price on (i) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date we send the related redemption notice; and (ii) the trading day immediately before the date we send such notice. However, we may not redeem less than all of the outstanding Notes unless at least $100.0 million aggregate principal amount of Notes are outstanding and not called for redemption as of the time we send the related redemption notice. In addition, calling any Note for redemption will constitute a make-whole fundamental change with respect to that Note, in which case the conversion rate applicable to the conversion of that Note will be increased in certain circumstances if it is converted after it is called for redemption. See “Description of Notes—Optional Redemption” in the Convertible Note Preliminary Prospectus Supplement.

Use of Proceeds
We estimate that the net proceeds to us from the Convertible Note Offering will be approximately $582.9 million (or approximately $670.4 million if the underwriters of the Convertible Note Offering fully exercise their option to purchase additional Notes), after deducting the underwriting discounts and commissions and our estimated offering expenses. We intend to use approximately $55.0 million of the net proceeds to fund the cost of entering into the capped call transactions described in the Convertible Note Preliminary Prospectus Supplement. We intend to use the remainder of the net proceeds from the Convertible Note Offering, together with the net proceeds from the Common Stock Offering, existing cash, cash equivalents and short-term investments, to fund its certification and manufacturing efforts, prepare for commercial operations and for general working capital and other general corporate purposes. If the underwriters of the Convertible Note Offering exercise their over-allotment option to purchase additional Notes, then we intend to use a portion of the additional net proceeds to fund the cost of entering into additional capped call transactions as described in the Convertible Note Preliminary Prospectus Supplement. See “Use of Proceeds” in the Convertible Note Preliminary Prospectus Supplement.

Cap Price
The cap price of the capped call transactions will initially be $22.70 per share, which represents a premium of 100% above the Public Offering Price per Share of Common Stock in the Delta Offering, and is subject to certain adjustments under the terms of the capped call transactions. See “Description of the Concurrent Capped Call Transactions” in the Convertible Note Preliminary Prospectus Supplement.

Book-Running Managers	Morgan Stanley & Co. LLC BofA Securities, Inc. Allen & Company LLC Goldman Sachs & Co. LLC

Co-Managers	Barclays Capital Inc. Needham & Company, LLC Canaccord Genuity LLC H.C. Wainwright & Co., LLC Raymond James & Associates, Inc.

CUSIP / ISIN Numbers	47775A AA9 / US47775AAA97

Increase to Conversion Rate in Connection with a Make-Whole Fundamental Change	If a make-whole fundamental change occurs with respect to any Note and the conversion date for the conversion of such Note occurs during the related make-whole fundamental change conversion period, then, subject to the provisions described in the Convertible Note Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change,” the conversion rate applicable to such conversion will be increased by a number of shares set forth in the table below corresponding (after interpolation, as described below) to the make-whole fundamental change effective date and the stock price of such make-whole fundamental change:

	Stock Price
Make-Whole Fundamental Change Effective Date	$11.35	$12.00	$14.19	$16.00	$18.44	$25.00	$50.00	$75.00	$100.00	$150.00
February 2, 2026	17.6211	16.0842	12.1212	9.8200	7.5857	4.1944	0.7960	0.1755	0.0055	0.0000
February 15, 2027	17.6211	16.0842	12.1212	9.8200	7.5857	4.0372	0.6804	0.1323	0.0000	0.0000
February 15, 2028	17.6211	16.0842	12.1212	9.8200	7.3807	3.6980	0.5214	0.0813	0.0000	0.0000
February 15, 2029	17.6211	16.0842	12.1212	9.5781	6.8579	3.1492	0.3352	0.0316	0.0000	0.0000
February 15, 2030	17.6211	16.0842	11.8062	8.6188	5.8091	2.2928	0.1480	0.0015	0.0000	0.0000
February 15, 2031	17.6211	16.0842	9.7583	6.4075	3.7440	1.0472	0.0204	0.0000	0.0000	0.0000
February 15, 2032	17.6211	12.8487	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
If such make-whole fundamental change effective date or stock price is not set forth in the table above, then:
•if such stock price is between two stock prices in the table above or the make-whole fundamental change effective date is between two dates in the table above, then the number of additional shares will be determined by straight-line interpolation between the numbers of additional shares set forth for the higher and lower stock prices in the table above or the earlier and later make-whole fundamental change effective dates in the table above, based on a 365- or 366-day year, as applicable; and
•if the stock price is greater than $150.00 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above are adjusted, as described in the Convertible Note Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change—Adjustment of Stock Prices and Number of Additional Shares”), or less than $11.35 (subject to adjustment in the same manner), per share of our Common Stock, then no additional shares of our Common Stock will be added to the conversion rate.
Notwithstanding anything to the contrary, in no event will the conversion rate be increased to an amount that exceeds 88.1057 shares of our Common Stock per $1,000 principal amount of Notes, which amount is subject to adjustment in the same manner as, and at the same time and for the same events for which, the conversion rate is required to be adjusted pursuant to the provisions described in the Convertible Note Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Conversion Rate Adjustments—Generally.”
* * *
We have filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplements with the SEC for the offerings to which this communication relates. Before you invest, you should read the applicable Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and these offerings. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the applicable offering will arrange to send you the applicable Preliminary Prospectus Supplement (or, when available, the applicable final prospectus supplement) and the accompanying prospectus upon request to: Morgan Stanley & Co. LLC at 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department, or by email at prospectus@morganstanley.com; BofA Securities, Inc. at NC1-022-02-25, 201 North Tryon Street, Charlotte, North Carolina 28255-0001, Attention: Prospectus Department, or by email at dg.prospectus_requests@bofa.com; Allen & Company LLC, Attention: Prospectus Department, 711 Fifth Avenue, 9th floor, New York, New York 10022, by telephone at (212) 339-2220, or by email at allenprospectus@allenco.com; or Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com.
The information in this pricing term sheet is not a complete description of the Common Stock, the Common Stock Offering, the Delta Offering, the Notes or the Convertible Note Offering. You should rely only on the information contained or incorporated by reference in the applicable Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Common Stock or the Notes.
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